Avatar Ventures Corp.

Postal Code 130021, Box 2225

Ming De Road Post Office

Chao Yang, Chang Chun

China 1300006

July 8, 2009

Via U.S. Mail and Facsimile

United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Attention:          Ms. Linda Cvrkel, Branch Chief

                        Mr. Jeffrey Jaramillo

RE:       Avatar Ventures Corp

Form 10-K for the fiscal year ended July 31, 2008

File No. 333-147037

Dear Ms. Cvrkel:

            We write in reply to your letter dated July 2, 2009 and have the following comments.

Form 10-K for the fiscal year ended July 31, 2009

Item 9A: Controls and Procedures

Evaluation of Disclosure Controls and Procedures

1.         We acknowledge your advice and confirm all future filings will comply with the requirements outlined in Item 307 of Regulation S-K, as applicable. Specifically, our evaluation of the companys effectiveness of its disclosure controls and procedures will be completed as of the end of the period covered by the report rather than as of a date within 90 days prior to the filing of such report.

2.         We acknowledge your advice and confirm all future 10-Ks and 10-Qs will have all conclusions by the principle executive and financial officer(s) regarding the effectiveness of our disclosure controls and procedures to encompass the entire definition of disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e).

Form 10-Q for the quarterly period ended April 30, 2009

Exhibits

3.         We acknowledge your advice and confirm all future filings will include a certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 and a certification pursuant to 18 U.S.C. section 1350 as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002. In this regard, we would also like to state that the company did in fact file the certification pursuant to section 302 and 906concurrent during the filing of the 10-Q, however, the certifications were filed in two transmissions separate from the 10-Q filing transmission and therefore were not attached directly to the Form 10-Q. This may have caused the filing transmission of the two certificates to become dis-engaged from the 10-Q filing that it was associated with. We recognize this issue and will ensure the appropriate certificates will be included in all future 10-Q filings.

In connection with our response to your comments and at your request, we would like to state and acknowledge that:

-           the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-           staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-           the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As always, we welcome your comments and advice and should you have any other questions, please do not hesitate to contact our office.

Sincerely,

-s-

Zhen Chen

President